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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )*

                            IXC Communications, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 per share
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                         (Title of Class of Securities)

                                    450713102
            --------------------------------------------------------
                                 (CUSIP Number)

     Michael M. Pastore, Esq., Vice President, General Electric Investment
              Corporation, 3003 Summer Street, Stamford, CT 06904
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  APRIL 1, 1997
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

----------------------------                     -----------------------------
CUSIP NO. 450713102                              PAGE   2    OF   76    PAGES
          ------------------                         -----      ------
----------------------------                     -----------------------------

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   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Trustees of General Electric Pension Trust
            I.R.S. # 14-6015763
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /

                                                              (b) / /
        Not applicable
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   3    SEC USE ONLY


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   4    SOURCE OF FUNDS*

            WC
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 / /
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York State
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                  7   SOLE VOTING POWER

   NUMBER OF
                      8,289,258 shares (9,568,030 shares upon conversion of
     SHARES           Preferred Stock)

  BENEFICIALLY    -------------------------------------------------------------
                   8   SHARED VOTING POWER
    OWNED BY
                           0
      EACH
                  -------------------------------------------------------------
   REPORTING       9   SOLE DISPOSITIVE POWER

     PERSON            8,289,258 shares (9,568,030 shares upon conversion of
                       Preferred Stock)
      WITH
                  -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                           0
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,289,258 shares (9,568,030 shares upon conversion of preferred stock)

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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
          Not Applicable
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          26.9%  (29.8% upon conversion of preferred stock)
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  14    TYPE OF REPORTING PERSON*

          EP
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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            NOTE: This Amendment No. 1 amends a Statement on Schedule 13D (the
"Statement") and is being filed to report beneficial ownership by the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT") in the stock of IXC Communications, Inc., a Delaware corporation (the "Issuer"). Unless defined herein, all capitalized terms shall have the meanings set forth in the Agreement (defined below). The Items from the Statement are amended as follows:

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is filed on behalf of the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT")(sometimes also referred to as the "Reporting Person").

            The address of the principal offices of GEPT is 3003 Summer Street, Stamford, Connecticut 06904.

            For information with respect to the identity of each Trustee of GEPT see Schedule I attached hereto.

            During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person identified in Schedule I has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The Reporting Person and, to the best knowledge of the Reporting Person, all persons identified in Schedule I are United States citizens.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On April 1, 1997 ("Date of Purchase"), the Trustees of General Electric Pension Trust bought 300,000 shares of 7 1/4% Junior Convertible Preferred Stock due 2007 of the Issuer ("Preferred Stock") from Credit Suisse First Boston Corporation and Dillon, Read & Co. Inc. (collectively, the "Sellers") for $30,000,000. GEPT obtained the funds for this purchase from general funds held by the Trust.

ITEM 4.     PURPOSE OF TRANSACTION

            In its Statement, GEPT disclosed that it acquired the shares of Common Stock reported therein as an investment in the regular course of business. GEPT acquired the shares of Preferred Stock reported herein as an investment in the regular course of business. GEPT intends to review its investment in the Issuer from time to time and, depending on market considerations and other factors, may convert its shares of Preferred Stock into shares of


                               Page 3 of 76 Pages
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Common Stock, and may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such times as it considers advisable.

            Except as noted below, the Reporting Person does not have any special voting rights on any matter required or permitted to be voted upon by the stockholders of the Issuer other than voting rights possessed by all holders of Common Stock. However, if the dividends on the Preferred Stock are in arrears and unpaid for six or more Dividend Periods or if the Issuer fails to redeem the Preferred Stock in a timely manner, as required by the Agreement, the number of directors constituting the Board of Directors of the Issuer will increase by two
(2) members and the holders of Preferred Stock, voting separately and as a class (voting together with the holders of Parity Stock, as defined in the Certificate of Designations, upon which like rights have been conferred and are exercisable), shall elect them to the Board.

            Subject to the foregoing, the Reporting Person does not have any present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j)   Any action similar to any of those enumerated above.


                               Page 4 of 76 Pages
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ITEM 5.     INTEREST IN SECURITIES OF ISSUER

            (a) As of the date hereof, GEPT has sole beneficial ownership of 9,568,030 shares of Common Stock representing approximately 29.8% of the shares of Common Stock outstanding. This number reflects the ownership of shares of Common Stock upon conversion of 300,000 shares of Preferred Stock purchased from the Sellers on April 1, 1997, which shares of Preferred Stock are convertible, in the aggregate, into 1,278,772 shares of Common Stock, pursuant to the conversion provisions of the Agreement.

            (b) GEPT has sole power to vote or to direct the vote, in the case of shares of Common Stock, and to dispose or direct the disposition of the shares of Common Stock and Preferred Stock beneficially owned by GEPT.

            (c) Except as disclosed herein, neither GEPT nor any person identified in Schedule I has effected any transaction in shares of Common Stock and Preferred Stock during the preceding 60 days.

            (d) GEPT has the sole right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock and Preferred Stock owned by it.

            (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            CERTIFICATE OF DESIGNATIONS

            On April 1, 1997, GEPT purchased the Preferred Stock, which were subject to terms and conditions set forth in a Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 7 1/4% Junior Convertible Preferred Stock Due 2007 and Qualifications, Limitations and Restrictions Thereof (the "Agreement") dated as of March 31, 1997, attached hereto as Exhibit 1.

            REGISTRATION RIGHTS AGREEMENT

            The Certificate of Designations also reserved for holders of the Preferred Stock certain rights set forth in the Registration Rights Agreement, dated as of March 25, 1997 (the "Registration Rights Agreement"), by and among the Issuer and the Sellers. A copy of the Registration Rights Agreement is attached hereto as Exhibit 2.


                               Page 5 of 76 Pages
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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            1. Certificate of Designations, dated as of March 31, 1997, executed by the Issuer.

            2. Registration Rights Agreement, dated as of March 25, 1997, by and among the Issuer and the Sellers.



                               Page 6 of 76 Pages
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                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: April 23, 1997

                              TRUSTEES OF GENERAL ELECTRIC
                              PENSION TRUST


                              By: /s/ Alan M. Lewis
                                 ---------------------------
                                 Name: Alan M. Lewis
                                 Title: Trustee



                               Page 7 of 76 Pages
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                                                                    SCHEDULE I

                        GENERAL ELECTRIC PENSION TRUST
                      3003 Summer Street, P.O. Box 7900
                         Stamford, Connecticut 06904

            The names of the Trustees of General Electric Pension Trust are as follows:

                               Eugene K. Bolton
                             Michael J. Cosgrove
                               Ralph R. Layman
                                Alan M. Lewis
                             Robert A. MacDougall
                                John H. Myers
                               Donald W. Torey



                               Page 8 of 76 Pages